EXHIBIT 21.1
List of Subsidiaries*

Jurisdiction of Incorporation
TASER International, B.V.	The Netherlands
TASER International Europe SE	Germany
Axon Public Safety UK Limited	United Kingdom
Axon Public Service Canada	Canada
MediaSolv Solutions Corporation	Delaware, U.S.

* Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of TASER International, Inc. are omitted because, considered in the aggregate, they would not constitute a significant subsidiary as of the end of the year covered by this report.